Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

May 25, 2012
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

We have reviewed your letter of May 11, 2012. Included herewith is Amendment No. 5 to our registration statement in Form S-1.

We are responding to your comments in the order in which they appeared in your letter.

1.   We have amended the registration statement  as requested by this comment by adding a new risk factor appearing on page 5.

2.   We have  amended the registration  statement  on pages 5 and 12 in response to this comment

3.    We have amended the registration statement on page 12 in response to this comment.

The unaudited financial statements for the quarterly period ended March 31, 2012 and an updated auditors consent letter have been added to the registration statement .

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer